EXHIBIT 1A-1 UNDERWRITERS

Brokers or Finders.

The Company has not, and will not incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the execution and delivery of this Agreement.